CIG Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 29,414
Accounts receivable	6,391
Receivable from related party	613,174
Prepaid expenses and other	13,581
Deposits with clearing organization	100,500
Total Assets	**$763,060**
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 7,581
Accrued liabilities	21,500
Total Liabilities	**29,081**
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	535,453
Total Stockholder's Equity	**733,979**
Total Liabilities and Stockholder's Equity	**$763,060**

See accompanying notes to statement of financial condition.